SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 18, 2004

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicateby check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): 82-              )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated November 18, 2004 re: Partner Communications Reports Changes in Regulation Announced by Ministry of Communications

Partner Communications Reports
Changes in Regulation Announced by
Ministry of Communications

Rosh Ha’ayin, Israel, November 18, 2004 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, reported that the Ministry of Communications (MoC) announced in a press release issued today, the following regulatory changes:

1.	Areduction in the rate of interconnect, effective March 1st 2005, from the present NIS 0.45 per minute to NIS 0.32 per minute, and further reductions on March 1st 2006, to NIS 0.29; on March 1st 2007, to NIS 0.26; and on March 1st 2008, to NIS 0.22.
2.	A reduction in the rate of termination of an SMS from the present rate of NIS 0.285 to NIS 0.05, effective March 1st 2005, and a further reduction on March 1st 2006 to NIS 0.025.
3.	Billing units will remain at 12 second intervals up until 2008.
4.	In 2005, the MoC intends to start implementing a process to bring about unification of rates for on-net and off-net calls. The MoC intends to hold preliminary hearings with the cellular operators on this matter in the near future.

The Company has not yet received formal notification of these changes from the MoC. While the changes announced today are not as severe as those in the original MoC proposal, reported by the Company on July 29, 2004, they will still have a material adverse effect upon the Company’s earnings and financial position.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to more than 2.2 million subscribers in Israel. Partner subscribers can use roaming services in 149 destinations using 319 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR.  For further information: http://www.investors.partner.co.il

Contact:
Dr. Dan Eldar V.P. Carrier, Investor and International Relations Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: dan.eldar@orange.co.il

Safe Harbor
This release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended to date. These forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements contained herein. These factors which could cause actual results to differ materially, are discussed in more detail in Partner’s filings with the United States Securities and Exchange Commission (available at www.sec.gov) and other regulatory agencies.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: November 18, 2004